August 15, 2025

Mr. Richard Caring
Re: Rollover Side Letter (this “Side Letter”)
Reference is made to (i) the Agreement and Plan of Merger dated as of the date hereof (as may be amended from time to time, the “Merger Agreement”), among EH Parent LLC, a Delaware limited liability company (“Parent”), EH MergerSub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and Soho House & Co Inc., a Delaware corporation (the “Company”) and  (ii) the Rollover and Support Agreement dated as of the date hereof (as may be amended from time to time, the “Rollover Agreement”), among the undersigned and the Company.  All capitalized terms used but not otherwise defined herein shall have the respective meanings assigned thereto in the Merger Agreement.  Pursuant to the Merger Agreement, at the Closing of the Merger each outstanding share of Company Common Stock (other than shares designated as Rollover Shares) will be cancelled and converted into the right to receive $9.00 per share in cash (the “Per Share Cash Consideration”).  Pursuant to the Rollover Agreement, 336,397 shares of Class A Common Stock of the Company and 37,024,497 shares of Class B Common Stock of the Company have been designated as Rollover Shares.
The undersigned and the Company, each intending to be legally bound, hereby agree that:
1. The Company agrees that it shall use its reasonable best efforts to obtain additional equity funding after the date hereof and at or prior to the Closing of the Merger (the “Incremental Equity Funding”).  For clarity, any proceeds received by the Company under the Equity Financing or Subscription Agreements shall not be treated as Incremental Equity Funding.  The Company shall keep the undersigned reasonably informed on a current basis of the status of the Incremental Equity Funding (including material developments, timing, and key terms under consideration). For the avoidance of doubt, the Incremental Equity Funding will be raised at the Company level and not at the Parent level.
2. If the Company is able to obtain the Incremental Equity Funding at or prior to the Closing of the Merger then (a) with respect to the first $111,791,657 of net proceeds of the Incremental Equity Funding actually received by the Company at or prior to the Closing, a number of Mr. Caring’s shares of Company Common Stock that have been designated as Rollover Shares equal to the product (rounded down to the nearest whole number) of (x) 50% of such net proceeds divided by (y) the Per Share Cash Consideration shall not be treated as Rollover Shares and shall instead be cancelled at the Closing and converted into the right to receive the Per Share Cash Consideration as provided in the Merger Agreement and (b) with respect to the next $56,743,281 of net proceeds of the Incremental Equity Funding actually received by the Company at or prior to the Closing, an additional number of Mr. Caring’s shares of Company Common Stock that have been designated as Rollover Shares equal to such net proceeds divided by the Per Share Cash Consideration shall not be treated as Rollover Shares and shall instead be cancelled at the Closing and converted into the right to receive the Per Share Cash Consideration as provided in the Merger Agreement.  The number of Mr. Caring’s shares of Company Common Stock that receive the Per Share Cash Consideration instead of being treated as Rollover Shares shall be allocated between Mr. Caring’s shares of Class A Common Stock of the Company and his shares of Class B Common Stock of the Company in such proportions as Mr. Caring may determine in his sole discretion.
3. At the Closing under the Merger Agreement, the Company will reimburse Mr. Caring for up to $300,000 (the “Expense Cap”) of reasonable and documented out-of-pocket costs and expenses incurred by Mr. Caring in connection with the Merger Agreement, this Side Letter, the Voting Agreement and the Rollover Agreement and the transactions contemplated hereby and thereby; provided that the Expense Cap shall not apply to any reasonable and documented out-of-pocket costs and expenses incurred by Mr. Caring in connection with any actions taken by Mr. Caring at the written request of the Company pursuant to Section 10(a) of the Rollover Agreement.
4. In the event of any conflict between the terms of this Side Letter, the Voting Agreement and the Rollover Agreement, the terms of this Side Letter shall govern.
5. The provisions set forth in Sections 17 (Notices), 19 (Assignment) and 21 (Miscellaneous) of the Rollover Agreement are hereby incorporated into this Side Letter as if set forth herein in their entirety, mutatis mutandis.
6. The Company and Mr. Caring agree and acknowledge that all payments of the Per Share Price to Mr. Caring pursuant to Section 2.7(b)(ii) of the Merger Agreement in respect of Owned Shares other than the Rollover Shares shall be paid from the Equity Financing proceeds portion of the Exchange Fund and are intended to be treated as a sale of such Owned Shares by Mr. Caring to the Equity Investors for U.S. federal and applicable state and local income tax purposes.
[Signature page follows]

Please confirm that the above correctly reflects our understanding and agreement with respect to the foregoing matters by signing the enclosed copy of this Side Letter and returning it to us, whereupon this Side Letter shall become a legally binding agreement between the undersigned.
Very truly yours,
SOHO HOUSE & CO INC.

By:
Name:	Andrew Carnie
Title:	Chief Executive Officer

Acknowledged and agreed as of the date first set forth above:
Richard Caring Signature: